Brady Corporation

6555 West Good Hope Road
P.O. Box 571
Milwaukee, WI USA
53201-0571

Tel: 414 358 6600
Fax: 414 438 6910
www.bradycorp.com

February 21, 2017

Via EDGAR

Terence O’Brien
Branch Chief
Securities and Exchange Commission
Station Place
100 F Street N.E.
Washington, D.C. 20549-4631

Re:    Brady Corporation
Form 10-K for Fiscal Year Ended July 31, 2016
Filed September 15, 2016
File No. 1-14959

Dear Mr. O’Brien,

This is in response to your letter of February 10, 2017, commenting on Brady Corporation’s Form 10-K for the year ended July 31, 2016. We have repeated the comment from your letter below, followed by our response.

Form 10-K for the fiscal year ended July 31, 2016

Item 11. Executive Compensation, page 70

1.
In future filings, for each of your named executive officers, please disclose the elements of individual performance or contributions taken into account in determining the actual individual performance multiplier used in the calculation of the annual incentive compensation paid. See Item 401(b)(2)(vii) of Regulation S-K.

Brady Corporation’s (the “Company,” “Brady,” “we,” or “our”) funding of the fiscal 2016 annual cash incentive plan was determined by the achievement of certain revenue and profit metrics compared to stated thresholds, as well as the achievement of seven fiscal year objectives that were established at the beginning of the fiscal year. The actual revenue and profit achieved and the achievement of the seven fiscal year objectives compared to the stated thresholds determined the funding of the annual cash incentive plan. Once the funding was determined, the individual contribution of our named executive officers (“NEO”, “executive,” or “officer”) must be assessed in order to conclude upon the amount of the annual cash incentive earned by each executive in the fiscal year. The annual cash incentive plan was structured to include a minimum profit threshold that must be exceeded in order for any cash incentive amount to be funded, regardless of the achievement of revenue, fiscal year objectives or individual goals.

Individual contribution is determined by assessing the level of achievement of each NEO’s individual annual goals combined with their ability to deliver on the competencies needed to achieve those goals. The competencies include items such as building strong customer relationships, creating innovative solutions, optimizing work processes through continuous improvement initiatives, and developing our people. Individual annual goals and competencies are included in each NEO’s assessment to ensure they are focused on initiatives within their area of responsibility that will improve the Company’s overall performance. While our objective is to set goals that are quantitative and measurable, certain elements of the performance assessment may be subjective.

Assessments and a rating recommendation for all NEOs, except the CEO, is delivered to the Management Development & Compensation Committee (the “Committee”) by the CEO following the closing of the fiscal year. The CEO provides the Committee with a self-assessment of his own performance without a rating recommendation and the Committee determines the rating of the CEO.

Our rating system consists of five performance levels, each with a predetermined maximum multiplier to determine the percentage of the available bonus that is earned and payable to the NEO based upon their contribution to the fiscal year objectives and their individual annual goals: Needs Improvement - 0%; Meets Most Objectives - Up to 50%; Fully Meets Objectives - Up to 100%; Exceeds Objectives - Up to 125%; and Outstanding - Up to 150%.

In future filings, the Company will disclose the elements of individual performance or contributions taken into account in determining the individual performance multiplier used in the calculation of the annual incentive compensation earned.

Example of our anticipated future disclosure related to this matter to be included in Form 10-K - Item 11. Executive Compensation using Fiscal 2016 performance results of Mr. Russell R. Shaller, Senior Vice President and President - ID Solutions is set forth below:

For 2016, the threshold, target, maximum and actual payout amounts for Mr. Shaller were as follows:

Performance Measure (weighting)	Threshold	Target	Maximum	Fiscal 2016 Actual Results
IDS Segment Organic Revenue (30%)(millions)	$554.7	$580.0	$597.0 or more	$548.7
IDS Segment IFO (50%)(millions)	$108.5	$126.0	$140.0 or more	$126.8
Fiscal Year Objectives (20%)	0%	100%	125%	118%
Individual Performance Multiplier	0%	100%	150%	125%
Fiscal 2016 Bonus Award				Actual Payout (% of Target)	Actual Payout (% of Salary)	Actual Payout ($)
R.R. Shaller	0%	55%	110%	91.9%	50.5%	$171,806

Mr. Shaller's individual performance multiplier was the result of his contribution to several fiscal year objectives and individual annual goals as follows:

•	Innovation Development Process - Mr. Shaller improved the new product development process to reduce the timeframe from idea to product launch. He also introduced several new products.

•	Operational Excellence - Mr. Shaller drove efficiencies in the manufacturing and order fulfillment processes.

•	Organizational Realignment - Mr. Shaller realigned the Identification Solutions’ divisional sales function to increase the strategic sales focus.

•	Efficiencies - Mr. Shaller drove efficiencies in the selling organization, resulting in reduced selling expenses.

After a review of Mr. Shaller’s performance, the Committee determined that Mr. Shaller’s resulting payout was 125% for his individual performance multiplier.

If you have any further comments or questions regarding this response, please contact the undersigned at (414) 438-6895. Thank you for your attention to this matter.

Very truly yours,

BRADY CORPORATION

/s/ AARON J. PEARCE

Mr. Aaron J. Pearce

Chief Financial Officer and Treasurer

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